
December 19, 2023

Gregory Stula
Chief Executive Officer
REAL STREET BUILD-TO-RENT FUND I, LLC
9200 NW 39th Ave.
Suite 130-1002
Gainesville, FL 32606

> **Re: REAL STREET BUILD-TO-RENT FUND I, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 5, 2023**
> **File No. 024-12346**

Dear Gregory Stula:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Control By Management, page 8

1.   We note your response to prior comment 3. Please expand your disclosure to describe the disparity between Class A Units and Class B Units in controlling the operations of the company. Specifically, we note that the Class B Units allow for more significant control over the operations of the company when compared to the Class A Units.

Risk Factors
Potential Conflicts of Interest, page 8

2.   We note your disclosure that "[t]he potential conflict is mitigated by limiting any such greater amounts to what is reasonable and not in excess of the customary management fees which would be paid to an independent third party." Please clarify how you will

determine what is reasonable and what is a customary management fee of an independent third party.

Financial Projections May be Wrong, page 13

3.   We note your response to prior comment 4 and your disclosure that the company does not currently own any business personal property or real property of any material significance. As it appears that any property you acquire and develop would represent a fundamental change in the offering circular disclosure, please state in the offering circular that you will file a post qualification amendment to Form 1-A to disclose any such acquisition, including appropriate financial statements. See Rule 252(f)(2).

General

4.   We note your response to prior comment 14. Please also describe the provision relating to waiver of jury trial.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Geoghegan, Esq.